Serono S.A.
1267 Coinsins
Vaud
Switzerland

Stuart Grant,
CFO
Tel. +41 22 739.30.00
Fax +41 22 739.30.22

Via EDGAR

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

USA

Tel. (202) 551-3679

Geneva, 12 October 2006

Re:	Serono S.A.
Form 20-F for the fiscal year ended December 31, 2005
Filed February 28, 2006
Commission File No. 001-15096

Dear Mr. Rosenberg:

I am writing to confirm our understanding that the company will delay, until October 31, 2006, its response to your letter of September 20, 2006 with respect to the above-referenced annual report on Form 20-F.  As noted in the telephonic exchange regarding this matter, the company requires additional time for its response primarily because it has an audit committee meeting scheduled in October and is in the process of being acquired.

If you have any questions or concerns prior to the delivery of our response to your letter, please feel free to call me or call our Vice President – Corporate Finance, Tom Hallam, at +41.22.739.3000.

Very truly yours,

/s/ Stuart Grant

Stuart Grant
Chief Financial Officer